S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 06-09

  March 31, 2009

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 7,830,500 units comprised of one common share and one share purchase warrant at a price of $0.10 per unit (originally announced in News Release No. 2-09 dated February 20, 2009).  The warrant entitles the holder to purchase an additional common share at a price of $0.20 per share if exercised at any time during the five-year term of the warrant which expires March 24, 2014.  The units (7,830,500 shares and 7,830,500 warrants) have been issued and are subject to a hold period until July 25, 2009.  Cash finder’s fees of $3,500 in aggregate are payable in relation to the placement of 700,000 of the units.  Director/Officers of the Company purchased an aggregate of 976,000 units of the private placement.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.